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                                                        Total Number of Pages __
                                                    Index to Exhibits at Page __

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ---------------

                                   FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12 (b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               XYLAN CORPORATION
-------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

          California                                       95-443911
   (State of incorporation                               (IRS Employer
      or organization)                                Identification No.)

  22707 W. Agoura Road, Calabasas, CA                        91302
(Address of principal executive offices)                  (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                 Name of each exchange on which
       to be so registered                 each class is to be registered
       -------------------                 ------------------------------
             None                                       None

       Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Share Purchase Rights
                     -------------------------------------

                                (Title of Class)

Item 1. Description of Securities to be Registered.

     On April 17, 1997, the Board of Directors of Xylan Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, $0.001 par value (the "Common Shares"), of the Company. The dividend is payable on May 9, 1997 (the "Record Date") to shareholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock, $0.001 par value, of the Company (the "Preferred Shares"), subject to adjustment, at a price of $75.00 per share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Preferred Shares Rights Agreement (the "Rights Agreement") dated as of April 17, 1997 between the Company and BankBoston, N.A. (f/k/a The First National Bank of Boston), as the Rights Agent (the "Rights Agent").

     The following is a general description only and is subject to the detailed terms and conditions of the Rights Agreement and Amendment No. 1 to Rights Agreement (the "Amendment"). A copy of the Rights Agreement, including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights to be provided to shareholders of the Company, is attached as Exhibit 1 to this Registration Statement and is incorporated herein by reference. A copy of Amendment No. 1 to Rights Agreement is attached as Exhibit 2 to this Registration Statement and is incorporated herein by reference.

Rights Evidenced by Common Share Certificates

     The Rights will not be exercisable until the Distribution Date (defined below). Accordingly, Common Shares certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

     The Rights will separate from the Common Shares, certificates for the Rights ("Rights Certificates") will be issued and the Rights will become exercisable upon the earlier of: (i) the close of business on the tenth day (or such later date as may be determined by a majority of the Board of Directors, excluding directors affiliated with the Acquiring Person, as defined below (the "Continuing Directors")) following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares (an "Acquiring Person") (in the case of Steve Y. Kim, Yuri Pikover, John L. Walecka, or Brentwood Associates VI, L.P., this threshold only applies if such shares of Common Stock are acquired after April 17, 1997 and if such acquisition was not approved by the Company's Board of Directors or a committee thereof) or (ii) the close of business on the tenth day (or such later date as may be determined by a majority of the Continuing Directors) following the commencement of a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date". A Distribution Date shall not be deemed to occur by reason of (i) the execution of the Merger Agreement, the Shareholder Agreements or the Stock Option Agreement, (ii) the commencement or consummation of the Offer,
(iii) the acquisition of Common Shares by Alcatel, a corporation organized and existing under the laws of France, Zeus Acquisition Corp., a California corporation and an indirect wholly-owned subsidiary of Alcatel, or any of their respective Affiliates or Associates pursuant to the Offer, the Shareholder Agreements or the exercise of the Top-Up Option, (iv) the consummation of the Merger, or the other transactions contemplated in the Merger Agreement, each of the Shareholder Agreements and the Stock Option Agreement and (v) the announcement of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, the Shareholder Agreement, and the Stock Option Agreement, as such terms are defined in the Amendment.

Issuance of Rights Certificates, Expiration of Rights

     As soon as practicable following the Distribution Date, separate Rights

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Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. Unless otherwise determined by the Board of Directors, all Common Shares issued prior to the Distribution Date will be issued with Rights. Common Shares issued after the Distribution Date may be issued with Rights if such shares are issued (i) upon the exercise, conversion or exchange of securities issued after adoption of the Rights Agreement or (ii) pursuant to the exercise of stock options or under any employee benefit plan or arrangement. Except as otherwise determined by the Board of Directors, no other Common Shares issued after the Distribution Date will be issued with Rights. In addition, no Common Shares issued after the Distribution Date will be issued with Rights if such issuance would result in or create a significant risk of (i) material adverse tax consequences to the Company or the person to whom such Rights Certificate would be issued or (ii) such options or plans not qualifying for otherwise available special tax treatment. The Rights will expire on the earlier of April 16, 2007 (the "Final Expiration Date") or immediately prior to the consummation of the Offer (as such term is defined in the Amendment), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company or expire upon consummation of certain mergers, consolidations or sales of assets, as described below.

Initial Exercise of the Rights

     Following the Distribution Date, and until the occurrence of one of the subsequent events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $75.00 (the "Purchase Price") per Right, one one-thousandth of a Preferred Share.

Exchange Provision

     At any time after an Acquiring Person has become such and prior to the Acquiring Person beneficially owning 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person or its affiliates), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

Right to Buy Common Shares at Half Price

     Unless the Rights are earlier redeemed or exchanged, in the event that an Acquiring Person becomes such, other than pursuant to a Permitted Offer (as defined below), then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise of a Right, a number of Common Shares having a then current value equal to two times the Purchase Price. In the event that the Company does not have a sufficient number of Common Shares available, or the Board decides that such action is necessary or appropriate and not contrary to the interests of Rights holders, the Company may, among other things, instead substitute cash, assets or other securities for the Common Shares into which the Rights would have otherwise been exercisable.

     A "Permitted Offer" means a tender offer for all outstanding Common Shares, or for 49.99% of the Common Shares, in either case, followed by a merger, such tender offer to be made in a manner prescribed by Section 14(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder; provided, however, that the tender offer occurs at a time when Continuing Directors are in office and a majority of the Continuing Directors then in office has determined that the offer is both adequate and otherwise in the best interests of the Company and its shareholders (taking into account all factors that such Continuing Directors deem relevant, including without limitation, prices that could reasonably be achieved if the Company or its assets were sold on an orderly basis designed to realize maximum value).

Right to Buy Acquiring Company Stock at Half Price

     Similarly, unless the Rights are earlier redeemed or exchanged, in the
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event that, after the Shares Acquisition Date (as defined below), (i) the
Company consolidates with or merges into another entity, (ii) another entity consolidates with or merges into the Company or (iii) the Company sells or otherwise transfers 50% or more of its consolidated assets or earning power, proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a then current value equal to two times the Purchase Price (unless the transaction satisfies certain conditions and is consummated with a person who acquired shares pursuant to a Permitted Offer, in which case the Rights will expire).

     Pursuant to the Amendment, a Shares Acquisition Date (as defined below), shall not occur by virtue of (i) the execution of the Merger Agreement, the Shareholder Agreements or the Stock Option Agreement, (ii) the consummation of the Offer, (iii) the acquisition of Common Shares by Zeus Acquisition Corp., Alcatel or any of their respective affiliates pursuant to the Offer, the Shareholder Agreements or the exercise of the Top-Up Option, (iv) the consummation of the Merger, or the transactions contemplated in the Merger Agreement, each of the Shareholder Agreements and the Stock Option Agreement and
(v) the announcement of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, the Shareholder Agreement and the Stock Option Agreement (as such terms are defined in the Amendment).

Adjustments to Prevent Dilution

     The Purchase Price payable, the number of Rights and the number of Preferred Shares, Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Rights and Preferences of the Preferred Shares

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a preferential liquidation payment equal to accrued but unpaid dividends plus the greater of $1,000 per share and 1,000 times the aggregate per share amount to be distributed to the holders of Common Shares. Each Preferred Share will have 1,000 votes, voting together with the holders of Common Shares, except as required by law or the Certificate of Determination of Rights, Preferences and Privileges of Series A Participating Preferred Stock. In the event of any merger, consolidation or other transaction in which Common Shares are changed or exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions. Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

Redemption

     At any time prior to the close of business on the earlier of (i) the tenth day following the date (the "Shares Acquisition Date") of public announcement that an Acquiring Person has become such or such later date as may be determined by a majority of the Continuing Directors and publicly announced by the Company or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right ("Redemption Price").

No Shareholders' Rights Prior to Exercise

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

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     The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the Distribution Date without the approval of Rights holders. After the Distribution Date, the provisions of the Rights Agreement may be supplemented or amended by the Board in order to (i) cure any ambiguity, defect or inconsistency, (ii) to make changes which are deemed necessary or advisable and do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or (iii) to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen (A) the time period governing redemption shall be made at such time as the Rights are not redeemable, or (B) any other period unless for the purpose of protecting, enhancing or clarifying the rights of, and/or benefits to, the holders of Rights.

Certain Anti-takeover Effects

     The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive a corporation's Board of Directors and its shareholders of any real opportunity to determine the destiny of the corporation. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all shareholders equally. These tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

     The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights are not exercisable in the event of a Permitted Offer, as described above. The Rights may be redeemed by the Company at $0.01 per Right within ten days (or such later date as may be determined by a majority of the Continuing Directors) after the accumulation of 15% or more of the Company's outstanding Common Shares by a single acquiror or group. Accordingly, the Rights should not preclude any merger or business combination approved by the Board of Directors. Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no immediate dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment. However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2.  Exhibits.

          1. Preferred Shares Rights Agreement, dated as of April 17, 1997, between Xylan Corporation and BankBoston, N.A. (f/k/a The First National Bank of Boston), including the Certificate of Determination of Rights, Preferences and Privileges of Series A Participating Preferred Stock, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.(A)

          2. Amendment No. 1 to Rights Agreement, dated as of March 1, 1999 between Xylan Corporation and BankBoston, N.A. (f/k/a The First National Bank of Boston)
------------
(A) Previously filed with Registrant's registration statement on Form 8-A dated April 24, 1997.



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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf of the undersigned, thereto duly authorized.


                                        XYLAN CORPORATION

Date: March 8, 1999                     By /s/ Steven Y. Kim
                                        -------------------------------------
                                        President and Chief Executive Officer


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                               XYLAN CORPORATION

                      REGISTRATION STATEMENT ON FORM 8-A/A

                                 EXHIBIT INDEX


                                                          Page Number Under
Exhibit                                                 Sequential Numbering
  No.                      Exhibit                             System
-------                    -------                      --------------------
   1 Preferred Shares Rights Agreement, dated as of April 17, 1997, between Xylan
          Corporation and BankBoston, N.A. (f/k/a
          The First National Bank of Boston), including the Certificate of Determination of Rights, Preferences and Privileges of Series A
          Participating Preferred Stock, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.(A)


   2 Amendment No. 1 to Rights Agreement, dated as of March 1, 1999 between Xylan
          Corporation and BankBoston, N.A. (f/k/a The
          First National Bank of Boston)

------------
(A) Previously filed with Registrant's registration statement on Form 8-A dated April 24, 1997.